UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

ASSAÍ ATACADISTA
ASSAÍ ATACADISTA

EARNINGS RELEASE

SECOND QUARTER 2021

EARNINGS RELEASE VIDEOCONFERENCE

Wednesday, July 28, 2021

11:30 a.m. (Brasília) | 10:30 a.m. (New York) | 3:30 p.m. (London)

Conference in Portuguese (with simultaneous translation)
Video conference via Zoom: click here.

This quarter, the Company will hold its videoconference via Zoom. The information and links will be available on our website and financial materials.

2Q21 EARNINGS RELEASE

*São Paulo, July 27, 2021 - **Assaí Atacadista** announces its results for the second quarter of 2021. The numbers presented and commented in this earnings release reflect the pure Cash & Carry business, except where indicated otherwise. All comments referring to adjusted EBITDA exclude any adjustment for other operating revenues or expenses in the periods. Moreover, the results include the effects from IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases, except where indicated otherwise.*

Gross Sales
R$11bn

Net Sales
+22%

Adj. EBITDA
R$793M
+33%

Net Income
2Q21: +62%
1H21: +81%

Net Debt/EBITDA
-1.90x

- **Gross Sales came to R$10.9 billion in 2Q21,** growing R$1.9 billion, led by the **successful expansion** in the last 12 months, with the opening of 19 stores, **which drove the period's strong growth;**

- **Net Sales improved 22%, reflecting the robust organic expansion (+13.2%), which exceeded expectations, and the solid performance of same-store sales (+9.2%), with market share gains,** despite the restrictions on business hours and customer traffic at our stores, the pandemic's persistent impact on the activities of B2B clients and the strong comparison base last year;

- **Inauguration of 3 stores in 2Q21 and another 25 stores under construction in 14 states**, in line with the expansion plan for 2021. **Sales area increased 14%, corresponding to 100 thousand sqm**, in the last 12 months;

- **Adjusted EBITDA was R$793 million, an increase of 33%, above sales growth,** with margin expanding 70 bps to 7.9%. **In the first semester, adjusted EBITDA was R$1.4 billion, increasing 30%,** with margin expanding 50 bps to 7.4%;

- **Net Income came to R$305 million, an increase of 62%,** with net margin gaining 70 bps to 3.0%. **In 1H21, it was R$545 million, up 81%, significantly outpacing the growth in both sales and adjusted EBITDA**, with net margin expanding 90 bps to 2.8%;

- **Significant improvement in net debt/adjusted EBITDA ratio[1],** which ended the period at -1.90x, **down 0.8x EBITDA** from 2Q20 (-2.73x), attesting to the ongoing deleveraging process.

[1]*Adjusted EBITDA Pre-IFRS 16.*

"Assaí delivered robust results in the quarter, supported by continued solid growth accompanied by profitability and cash generation, following the trend of prior periods. The 2021 expansion plan was kicked off by opening 3 stores, with another 25 stores under construction, advancing the organic expansion plan, which remains an important growth driver. In addition, important progress in ESG were made with the announcement of the target to reduce by 30% carbon emissions by 2025, which is linked to the variable compensation of Company's management, and the adherence to the LGBTI+ Companies and Rights Forum. We remain confident in the resilience of our operations and expect, as vaccination accelerates and business activity gradually resumes, the return of food processors and users to our stores, further strengthening Assaí's operations. By growing ethically, sustainably and on a solid foundation, Assaí will continue to create value for shareholders, clients and employees. We thank all our stakeholders for accompanying us on this journey."

Belmiro Gomes, CEO of Assaí

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TAX CREDITS

On March 15, 2017, the Brazilian Supreme Court (STF) recognized the unconstitutionality of the inclusion of ICMS in the calculation base of PIS and COFINS. In May 2021, the STF ruled in favor of taxpayers, concluding that all ICMS identified must be excluded from the PIS and COFINS calculation base. Based on the decision, on June 30, 2021, the Company recognized a credit, net of provision, in the total amount of R$62 million (R$40 million under net revenue and R$22 million under the financial result due to monetary adjustment), which is subject to adjustments. The individual lawsuit filed by the Company became final and unappealable on July 16, 2021.

The comments on the Company’s performance in 2Q21 and 1H21 mentioned below exclude the effects from these credits, except where indicated otherwise.

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SALES PERFORMANCE

Net Sales in the quarter posted strong growth to over R$10 billion, representing increases of 22.2% on 2Q20 and 53.9% on 2Q19. The result is mainly explained by a strong organic growth (+13.2%), supported by the accelerated maturation of the 19 stores inaugurated in the last 12 months, as well as the higher share of sales to end consumers and inflation remaining at high levels.

Another important driver was same-store sales growth (+9.2%), reflecting the resilience of Assaí's business model and its capacity to adjust to the pandemic, which imposed restrictions on customer traffic at all stores and on business hours at over 20% of stores, as well as the impacts on key publics for Assaí, such as food processors (bars and restaurants) and users (hotels, schools, churches, etc.), whose activities remain affected by severe restrictions.

In 1H21, Net Sales came to R$19.5 billion, improving 21.6% from 1H20 and 51.6% from 1H19. Sales performance was driven by the excellent performance of stores inaugurated in the last 12 months (+12.6%) and by solid performance of same-store sales (+10.2%).

Net revenues surpassed R$10 billion in 2Q21, reflecting the excellent performance of the organic expansion and the strong same-store sales growth.

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Assaí ended the quarter with 187 stores, including 3 new stores inaugurated in the quarter, two in the country's Midwest and one in the Southeast, kicking off the organic expansion plan for 2021. Currently, 25 stores are under construction in 14 states, and 25 to 28 stores are expected to open in 2021.

Assaí surpassed the mark of 50,000 employees, and the new stores will create more than 6,000 new jobs by year-end.

OPERATING RESULT

Gross profit came to R$1.7 billion in 2Q21, with gross margin of 16.8% (+60 bps), explained by the accelerated maturation of new stores, increased share of end consumers on sales and appropriate level of competitiveness, as a result of assertive sales campaigns in the quarter, especially the Northeast Football Cup, Easter, Mother's Day, the St. John/June Festivals and specific campaigns targeting the B2B public.

Selling, General and Administrative Expenses corresponded to 9.6% of net revenue, reflecting the inclusion of expenses with the new health protocols adopted during the pandemic, which were allocated at Other Operating Expenses line in 2Q20, as well as the expansion of the corporate backoffice team after the spin-off from GPA. For the purposes of improving comparability between periods, by allocating Covid-19 expenses in 2Q20 to the line Selling, General and Administrative Expenses, the expenses as a ratio of net sales improved by 10 bps.

Equity income reached R$14 million in the quarter, which refers to the 18% interest held by Assaí in FIC (Financeira Itaú CBD). At end-June, the number of Passaí cards issued surpassed 1.45 million.

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Other operating expenses, which came to R$30 million, mainly refer to additional costs related to the spin-off. We do not expect significant costs in the line Other operating expenses in the coming quarters.

Adjusted EBITDA amounted to R$753 million in the quarter, growing 26% and outpacing sales growth, with margin of 7.5%, up 30 bps. In 2Q20, Covid-related expenses were recognized in Other Operating Expenses; however, if allocated under Selling, General & Administrative Expenses to ensure comparison with 2Q21, adjusted EBITDA margin expanded by 90 bps, confirming the Company's operating efficiency and effective organic expansion.

In the first semester, adjusted EBITDA was R$1.4 billion, increasing 27%, with margin of 7.2%, 30 bps higher than in 1H20. If we allocate the Covid-related expenses in 1H20 to Selling, General & Administrative Expenses, EBITDA margin expanded by 70 bps.

FINANCIAL RESULT

The quarterly net financial result after IFRS 16 was an expense of R$145 million, corresponding to 1.4% of net sales. Excluding the effects from interest on lease liabilities, which amounted to R$69 million in 2Q21, the net financial expense was R$76 million, equivalent to 0.8% of total net revenue, an improvement of 10 bps from 2Q20. Excluding the positive effect from tax credits of R$22 million, as described in the section “Tax Credits” (page 3), the financial expense pre-IFRS16 as a ratio of net sales remained practically in line (1.0%) with 2Q20 (0.9%), despite the positive effect from exchange variation on dividends received from Éxito in 2020.

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In 1H21, the net financial expense pre-IFRS 16 was R$146 million, or 0.7% of net sales, down 50 bps from 1H20. Excluding the effects from tax credits, the net financial expense corresponded to 0.9% of net sales, an improvement of 30 bps, mainly due to the reduction in debt costs.

NET INCOME

Net Income came to R$305 million in the quarter, an increase of 62.2%. Net margin stood at 3.0%, gaining 70 bps, attesting the gains in operating and financial performance and the ongoing trend of solid growth with profitability. Excluding the effect from tax credits, net income came to R$264 million, representing growth of 40.4%, with net margin expanding 30 bps to 2.6%.

In the first half of 2021, net income improved 81.1%, or 67.4% excluding the effect from tax credits, substantially outperforming the growth rates in Net Sales and Adjusted EBITDA, to reach R$545 million, or R$504 million ex-tax credits. Net margin expanded 90 bps, from 1.9% in 1H20 to 2.8% in 1H21, reflecting Assaí's efficient business model, despite the highly challenging scenario posed by the pandemic. Even after excluding the effects from tax credits, net margin still registered significant improvement, expanding 70 bps.

NET DEBT

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The deleveraging process remains strong, with net debt including credit card receivables, declining R$388 million, to R$4.9 billion, and the net debt/adjusted EBITDA ratio registering significant improvement of 0.8x EBITDA, from
-2.73x in 2Q20 to -1.90x in 2Q21.

In 2Q21, the Company issued the 2nd debenture issue in the amount of R$1.6 billion, the proceeds of which will be used to settle the 2nd series of the 1st debenture issue coming due in August 2021, which will reduce debt costs and lengthen the maturity. On July 27th, the Company also approved the issue of certificates of real estate receivables (CRI1), in the amount of R$1.5 billion, and of promissory notes2, in the aggregate amount of R$2.5 billion. The transactions will have average maturity of over four years and adress payments coming due in 2022 and 2023.

INVESTMENTS

Total gross capital expenditures in the quarter came to R$610 million, reflecting the accelerated organic expansion plan, with 25 to 28 stores to be opened during the year and inaugurations concentrated in the second half of the year. 3 stores were opened in the quarter, while 25 stores are under construction in 14 states.

ESG STRATEGY: OUR COMMITMENT TO SOCIETY

The Company's sustainability strategy has 6 work fronts that encompass various commitments, targets, actions and indicators. In the quarter, the Company published its sustainability report covering actions in 2020 on its Investor Relations website (https://ri.assai.com.br/en/financial-information/annual-reports/).

The key social and environmental results in the quarter include:

- Combating climate change: Assaí announced a target to reduce by 30% the carbon emissions from its operation by 2025, with total emissions in 2015 as the baseline. The annual targets for achieving this result are linked to the variable compensation of the Company's midlevel and senior leaders, reinforcing its commitment to the environment. The Company also undertook to reduce the amount of solid waste sent to landfills and, thanks to its waste-reduction initiatives, the rate of recyclable items rose to 41% and the percentage of solid waste sent to landfills decreased by 2 p.p. compared to 2Q20.

- Engagement with society: As part of its ongoing support for socially vulnerable populations, food donations in the quarter amounted to 220 tons, benefiting over 23,000 families. In addition, through the Solidarity Campaign, which was resumed in May 2021, Assaí stores already have collected 240 tons of non-perishable food, personal hygiene and cleaning items, which were redistributed to partner social organizations.

1 The conclusion of the public offer is subject to obtaining registration from Brazilian Securities and Exchange Commission (CVM) and to fully meeting the conditions precedent established in the respective documentation.

2 The conclusion of the Promissory Notes offer is subject to fully complying with the conditions precedent established in the respective documentation.

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- Integrated and transparent management: To enhance its social and environmental policies and practices, in the quarter, Assaí formalized a partnership with Instituto Ethos de Empresas e Responsabilidade Social.

- Valuing our people: The Company also made significant progress in diversity and inclusion:

•	The number of women in leadership positions (management and above) reached 25.2%, increasing 5 p.p. from 2Q20;
•	65.0% of our employees declare themselves as black or brown, according to the Ethnic-Racial Self-Declaration Campaign;
•	42.1% of leadership positions are held by blacks;
•	An Anti-Racist Manual was distributed to all employees to strengthen our commitment to combating discrimination and respecting human rights;
•	Adherence to the LGBTI+ Companies and Rights Forum, undertaking a commitment to foster respect for and the rights of LGBTQIA+ persons;
•	Partnership with Transempregos to support the promotion of job opportunities for transsexual people;
•	Organization of the 5th Diversity Week, with daily activities on topics involving LGBTQIA+, Generations, Gender, Persons with Disabilities and Race, which engaged employees from offices, DCs and stores.

STOCK SPLIT

On August 11th, 2021, the Extraordinary Shareholders Meeting will be held to vote on the stock split at the ratio of 1 to 5 of the shares traded on the B3, which will have no effect on the current value of the capital stock or on the interests held by shareholders. As per the Management Proposal dated July 8, 2021, the stock split aims to increase trading liquidity in the market, since it makes the stock price more attractive and accessible to a wider range of investors.

The number of ADRs traded on the NYSE will not change; however, the program will be changed so that each ADR is equivalent to 5 common shares.

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ABOUT SENDAS S.A.

Founded in 1974, Assaí is the only pure cash-and-carry player listed on the São Paulo Stock Exchange (B3) since March 2021, trading under the ticker ASAI3. Assaí also trades on the New York Stock Exchange (NYSE) under the ticker ASAI. Assaí currently operates in all five regions of Brazil through 187 stores in 23 states (including the Federal District), with total sales area of 824 thousand Sqm. Assaí is one of Brazil’s largest employers, with over 50,000 professionals, and welcomes to its stores 30 million customers each month. Assaí is one of the 20 most valuable brands in Brazil according to the annual ranking compiled by Interbrand and ranks 19th in the country in terms of net sales.

INVESTOR RELATIONS CONTACTS

Gabrielle Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

E-mail: ri.assai@assai.com.br

Website: https://ri.assai.com.br/

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APPENDICES

OPERATING INFORMATION

I – Store network and sales area

II – Breakdown of sales

% of Gross Revenue

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FINANCIAL INFORMATION

The following tables reflect the amounts presented in the quarterly financial information of Sendas Distribuidora and of the operations under the Assaí brand (Cash & Carry business), i.e., how the Company began to operate after its spin-off from GPA, in 2021. The following amounts do not exclude any adjustment or other non-recurring items.

III – Income Statement (Cash & Carry)

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IV – Income Statement (Sendas Distribuidora)

13

V – Balance Sheet

14

VI – Cash Flow

(R$ million)	Cash & Carry		Sendas Distribuidora	
	06.30.2021	06.30.2020	06.30.2021	06.30.2020
Net income for the period	**545**	**301**	**545**	**275**
Deferred income tax and social contribution	(10)	(92)	(10)	(123)
Loss on disposal of property, plant and equipment	68	27	68	27
Depreciation and amortization	324	247	324	252
Interests and monetary variation	401	294	401	295
Share of profit and loss of associate	(29)	-	(29)	10
Reversal of legal proceedings	(24)	(3)	(24)	(3)
Share-based payments	7	3	7	3
Provision (reversal) of allowance for inventory losses and damages	138	(8)	138	132
Gain on leasing liabilities write-off	(74)	(4)	(74)	(4)
Provision (reversal) of allowance for doubtful accounts	1	-	1	(1)
	1,347	**765**	**1,347**	**863**
Variation of operating assets				
Trade receivables	(49)	(44)	(49)	(44)
Inventories	(87)	148	(87)	9
Recoverable taxes	189	(35)	189	77
Dividends received	-	1,357	-	1,399
Other assets	(67)	77	(67)	77
Related parties	66	240	66	201
Restricted deposits for legal proceedings	3	18	3	19
	55	**1,761**	**55**	**1,738**
Variation of operating liabilities				
Trade payables	(551)	(966)	(551)	(971)
Payroll and related taxes	37	47	37	47
Taxes and social contributions payable	(8)	147	(8)	175
Other accounts payable	(30)	32	(30)	(66)
Provision for legal proceedings	(19)	(2)	(19)	(2)
Deferred revenues	(97)	4	(97)	4
Income tax and social contribution paid	(238)	-	(238)	-
	(906)	**(738)**	**(906)**	**(813)**
Net cash generated by operating activities	**496**	**1,788**	**496**	**1,788**
Purchase of plant, property and equipment	(739)	(570)	(739)	(571)
Purchase of Intangible assets	(19)	(13)	(19)	(13)
Proceeds from the sales of property, plant and equipment	1	385	1	385
Net cash used in investment activities	**(757)**	**(198)**	**(757)**	**(199)**
Cash flow from financing activities				
Increase of capital	18	1	18	-
Proceeds from borrowings and financing	1,874	599	1,874	599
Payments of borrowings and financing	(366)	(1,477)	(366)	(1,478)
Dividend Payment	(85)	-	(85)	-
Payments of lease liabilities	(201)	(147)	(201)	(147)
Net cash generated by (used in) financing activities	**1,240**	**(1,024)**	**1,240**	**(1,026)**
Cash and cash equivalents at the beginning of the period	3,532	1,863	3,532	1,876
Cash and cash equivalents at the end of the period	4,511	2,429	4,511	2,439
Net increase in cash and cash equivalents	**979**	**566**	**979**	**563**

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer